SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (AMENDMENT NO. ____________ ) /1/

                          Frankfort First Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   352128 20 1
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                                 (CUSIP Number)

                                Danny A. Garland
                              216 West Main Street
                            Frankfort, Kentucky 40602
                                 (502) 223-1638
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

_____________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------- ---------------------------------- ----------------------
CUSIP NO. 352128 20 1                                      Page 2 of 5 Pages
---------------------- ---------------------------------- ----------------------

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Danny A. Garland
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [ ]
                                                                (b)  [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS *
           SC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [  ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------- ----- ----------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER                          84,033**
     SHARES           ------ ---------------------------------------- ----------
   BENEFICIALLY         8    SHARED VOTING POWER                           219
    OWNED BY          ------ ---------------------------------------- ----------
      EACH              9    SOLE DISPOSITIVE POWER                     84,033**
    REPORTING         ------ ---------------------------------------- ----------
   PERSON WITH          10   SHARED DISPOSITIVE POWER                      219
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           84,252**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [  ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                    6.45%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IN

---------- ---------------------------------------------------------------------

** Includes options granted to the reporting person to purchase 57,636 shares, which options are exercisable. Percent of class assumes all of such options have been exercised.

                                  SCHEDULE 13D
---------------------- ---------------------------------- ----------------------
CUSIP NO. 352128 20 1                                      Page 3 of 5 Pages
---------------------- ---------------------------------- ----------------------

Item 1.  Security and Issuer.
-----------------------------

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Frankfort First Bancorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 216 West Main Street, Frankfort, Kentucky 40602.

Item 2.  Identity and Background.
---------------------------------

     (a)  Name: Danny A. Garland
     (b)  Residence or Business  Address:  216 West Main Street,  Frankfort,  KY
          40602
     (c)  Present Principal Occupation: Vice President and Director
     (d)  Criminal Proceeding Convictions: None
     (e)  Securities Laws Proceedings: None
     (f)  Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     7,150 of the 84,252 shares of Common Stock were purchased by the reporting person with approximately $143,000 in personal funds. The Reporting Person has also acquired 7,220 shares through an Individual Retirement Account. The remaining shares consist of (i) 57,636 shares which the reporting person has the right to acquire under the Issuer's 1995 Stock Option and Incentive Plan (the "Option Plan"), (ii) 219 shares acquired through his spouse's Individual Retirement Account, (iii) 2,346 shares previously acquired through the vesting of restricted stock awards, and (iv) 9,681 shares allocated to the reporting person's account under the Issuer's Employee Stock Ownership Plan (the "ESOP").

Item 4.  Purpose of Transaction.
--------------------------------

     The  shares  covered  by  this  statement  were  acquired  for  investment.
Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. Other than as described above or in his capacity as Vice President and Director of the Issuer or reporting obligations, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                  SCHEDULE 13D
---------------------- ---------------------------------- ----------------------
CUSIP NO. 352128 20 1                                      Page 4 of 5 Pages
---------------------- ---------------------------------- ----------------------

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 84,252 shares, or 6.45%, of the Issuer's outstanding shares of Common Stock, assuming the Reporting Person exercises all options to acquire shares of Common Stock that are exercisable or will become exercisable within 60 days.
(b) The Reporting Person has sole voting and dispositive power with respect to the 26,397 of which he has direct ownership. Furthermore, the Reporting Person has sole voting power with respect to the 57,636 shares he has the right to acquire upon the exercise of options. The Reporting Person shares voting and dispositive power with respect to 219 shares held in his spouse's IRA account.
(c) On December 18, 2000 the Reporting Person became vested in options to acquire 11,527 shares under the Option Plan. No other transactions in the Issuer's Common Stock were effected by the Reporting Person during the past 60 days.
(d) Except as described in response to Item 2(d), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.
(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

     None.

                                  SCHEDULE 13D
---------------------- ---------------------------------- ----------------------
CUSIP NO. 352128 20 1                                      Page 5 of 5 Pages
---------------------- ---------------------------------- ----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        September 28, 2001
                                                --------------------------------
                                                         (Date)

                                                /s/ Danny A. Garland
                                                --------------------------------
                                                        (Signature)

                                                Danny A. Garland, Vice President
                                                --------------------------------
                                                        (Name/Title)